

May 11, 2026

Gregory D. Gorgas
Chief Executive Officer
Artelo Biosciences, Inc.
505 Lomas Santa Fe, Suite 160
Solana Beach, CA 92075

      Re: Artelo Biosciences, Inc.
           Registration Statement on Form S-3
           Filed May 04, 2026
           File No. 333-295537

Dear Gregory D. Gorgas:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Doris Stacey Gama at 202-551-3188 with any questions.

                                  Sincerely,

                                  Division of Corporation Finance
                                  Office of Life Sciences

cc: Amanda I. Hawthorne, Esq.